Exhibit 99.3

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

Tel: 416.494.9559

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting (the “Meeting”) of the Shareholders of SolarBank Corporation (the “Company”) will be held at the offices of the Company located at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, Canada, on July 23, 2025, at 10:00 a.m. (Eastern Time) for the following purposes:

1.	To consider and, if thought advisable, to pass, with or without amendment, a special resolution, the full text of which is set forth in the Information Circular, approving an amendment to the articles of the Company to change its name to “PowerBank Corporation”.

2.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of its proxy-related materials. The notice-and-access method allows for the Company to deliver Meeting materials via the internet in accordance with the applicable rules set forth in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper materials will receive a notification containing information on how to obtain electronic and paper copies of the Information Circular in advance of the Meeting. All other beneficial shareholders who have requested to receive Meeting materials and registered shareholders who have not consented to electronic delivery will receive a paper copy of the Information Circular. Registered shareholders who have consented to electronic delivery will receive the Information Circular electronically.

The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Information Circular to Shareholders.

Accessing Meeting Materials Online

Shareholders may access these proxy-related materials on the Company’s website at www.solarbankcorp.com, or under Company’s profile on SEDAR+ at www.sedarplus.ca.

Requesting Printed Meeting Materials

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular please call toll free within North America 1-888-787-0888 or outside North America, call 604-559-8880. Requests for paper copies of the Information Circular should be received by July 14, 2025. For a copy of the Information Circular after the date of the Meeting, please contact info@solarbankcorp.com.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Company’s transfer agent toll free at 1-888-787-0888.

If you hold your Shares in a brokerage account, you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting.

The directors of the Company have fixed the close of business on June 6, 2025 as the record date, being the date for the determination of the registered holders entitled to notice and to vote at the meeting and any adjournment(s) thereof.

DATED at Toronto, Ontario, as of June 6, 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

Tel: 416.494.9559

INFORMATION CIRCULAR

As at June 6, 2025 unless otherwise noted

FOR THE SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON JULY 23, 2025

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SolarBank Corporation (the “Company” or “SolarBank”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management of the Company (“Management”). Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

NOTICE-AND-ACCESS PROCESS

In accordance with the notice-and-access rules under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has sent its proxy-related materials to registered holders and non-objecting beneficial owners using notice-and-access and made its annual financials available to Shareholders. Therefore, although Shareholders still receive a proxy or voting instruction form (as applicable) in paper copy, this Information Circular is not physically delivered. Instead, Shareholders may access this Information Circular on the Company’s website at www.solarbankcorp.com, or on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular, please call toll free within North America 1-888-787-0888 or outside North America, call 604-559-8880. Requests for paper copies of the Information Circular should be received by July 14, 2025. For a copy of the Information after the date of the Meeting, please contact info@solarbankcorp.com.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Company’s transfer agent toll free at 1-888-787-0888.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Endeavor Trust Corporation (the “Transfer Agent”), located at Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, or by email: proxy@endeavortrust.com, in either case at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Shareholder’s Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy. In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At June 6, 2025 the Company had 35,349,427 Common Shares without par value issued and outstanding. All Common Shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is shareholders present in person or represented by proxy holding at least five percent (5%) of the Common Shares entitled to vote at a meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required to be represented by the Business Corporations Act (Ontario) (the “OBCA”) or the articles or any other by-law).

June 6, 2025 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at June 6, 2025, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Name Change

As part of a rebranding to better reflect the Company’s strategic focus, market opportunity and established position as a trusted provider of power and energy solutions that extend beyond just solar energy, the Company proposes amending its articles of incorporation in order to change its name from “SolarBank Corporation” to “PowerBank Corporation” subject to such regulatory approvals as may be necessary under the OBCA.

Pursuant to the OBCA, amending the Company’s articles of incorporation in order to change its legal name requires the approval of our Shareholders by way of a special resolution, being a resolution passed by not less than two thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation the following special resolution to approve the change of the name of the Company (the “Name Change Resolution”) as set forth below:

“RESOLVED THAT:

1.	the change of name of the Company to “PowerBank Corporation”, or such other name as our Board of Directors may determine in its sole discretion and as may be permitted under the Business Corporations Act (Ontario), is hereby approved and the articles of the Company shall be amended to effect such change of name;

2.	any one director or officer of the Company is authorized and directed, on behalf of the Company, to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all other acts and things that such director or officer may determine to be necessary or desirable to give effect to this resolution (including, without limitation, the delivery of articles of amendment in the prescribed form to the relevant legal or regulatory bodies), the execution, delivery and filing of any such declarations, agreements, documents or other instruments and the doing of such acts and things being conclusive evidence of such determination; and

3.	notwithstanding approval of the Shareholders of the Company as herein provided, the Board of Directors is hereby authorized, in its sole discretion, to revoke this special resolution without further approval, ratification or confirmation of the Shareholders of the Company at any time before it is acted upon.”

In order to become effective, the Name Change Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast at the Meeting by Shareholders present or represented by proxy at the Meeting and entitled to vote thereat on the Name Change Resolution.

If the Name Change Resolution is approved at the Meeting, it is the intention of our Board to effect the name change as soon as practicable after the Meeting (subject to receipt of all regulatory approvals, including the approval of the Cboe Canada Exchange Inc. and Nasdaq Global Market) through the filing of articles of amendment under the provisions of the OBCA. The name change is expected to become effective on the date shown in the certificate of amendment issued pursuant to the OBCA. Notwithstanding approval of the Name Change Resolution, our Board, in its sole discretion may revoke the special resolution and abandon the name change without further action by, or prior notice to, the Shareholders.

Management recommends that Shareholders vote in favour of the Name Change Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Name Change Resolution at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below and transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of 278,875 common shares (the “Consideration Shares”) of the Company at a deemed price of $7.70 per share for total consideration of $2,147,337.50 (the “OFIT Transaction”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) have been operating the Projects since 2017. The acquisition of the Purchased Entities closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. (the “Vendors”) Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company (Address: 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8), is a shareholder of the Vendors and as result indirectly received one-third of the Consideration Shares.

AUDITOR

Effective January 13, 2025, ZH CPA, LLC, Certified Public Accountants, of Denver, Colorado (the “Former Auditor”) resigned as auditors of the Company, and Deloitte LLP, Chartered Professional Accountants, of Toronto, Ontario (the “Successor Auditor”), agreed to fill the vacancy. The Successor Auditor of the Company was appointed on January 13, 2025, and are the current Auditors of the Company. There were no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of the National Instrument 51-102 Continuous Disclosure Obligations, a reporting package consisting of the following is attached as Schedule “C” to this Information Circular.

i.	Notice of Change of Auditors;

ii.	Letter from the Former Auditor; and

iii.	Letter from the Successor Auditor.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and Directors of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its Directors and executive officers for the provision of such management functions.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8. Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended June 30, 2024 and 2023 and in the accompanying management discussion and analysis, both of which are available on SEDAR+ at www.sedarplus.ca.

DATED at Toronto, Ontario, as of June 6, 2025.

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

SCHEDULE “A”

to the Information Circular as at June 6, 2025 of

SolarBank Corporation

REPORTING PACKAGE

See attached.

NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

SOLARBANK CORPORATION
(the "**Company**")

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Autorité des marchés financiers
ZH CPA, LLC
Deloitte LLP

The Company hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("National Instrument 51-102") as follows:

1. At the request of the Company, ZH CPA, LLC has resigned as auditor of the Company effective January 13, 2025 (the "Resignation Date").

2. The Company's Board of Directors has accepted the resignation of ZH CPA, LLC as auditor of the Company effective the Resignation Date.

3. The auditor's reports on the Company's financial statements, for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the Resignation Date, did not express a modified opinion.

4. The Company's Board of Directors has approved the appointment of Deloitte LLP as successor auditor of the Company.

5. In the opinion of the Company, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the Resignation Date.

DATED at Toronto, Ontario, this 13th day of January, 2025.

SOLARBANK CORPORATION
BY ORDER OF THE BOARD

(signed) *"Dr. Richard Lu"*
Dr. Richard Lu
Director, President & CEO

ZH CPA, LLC

CERTIFIED PUBLIC ACCOUNTANTS

January 13, 2025

Solarbank Corporation (the "Company")

To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Autorité des marchés financiers

Re: Notice of Change of Auditor of SolarBank Corporation

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated January 13, 2025, given by the Company to ourselves and Deloitte LLP.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with the statements within the Notice pertaining to our firm.

Yours very truly,

/s/ ZH CPA, LLC

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Deloitte.

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601 6150
Fax: (416) 601 6610
www.deloitte.ca

January 13, 2025

To:
Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor – SolarBank Corporation (the "Company")

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated January 13, 2025 (the "Notice") and, based on our knowledge of such information at this time, we agree with statement 4 and we have no basis to agree or disagree with statements 1 to 3 and 5 contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants